

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 08 2003
WASH. 155 SECTION

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es)to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Acier Leroux inc.

(Name of Subject Company)

Leroux Steel Inc.

(Translation of Subject Company's Name into English)

Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Russel Metals Inc.
Russel Acquisition Inc.

(Name of Person(s) Furnishing Form)

Class A Multiple Voting Shares
Class B Subordinate Voting Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Scott M. Tayne
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Received Notices and Communications on Behalf of Subject Company

May 15, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Information Sent to Security Holders:

Document Number	Description
1.	Letter to Leroux Steel Inc./Acier Leroux inc. Security Holders relating to the Offers to Purchase from Edward M. Siegel, Jr., President and Chief Executive Officer of Russel Metals Inc. and its wholly-owned subsidiary Russel Acquisition Inc., dated May 14, 2003*
2.	Offers to Purchase issued by Russel Metals Inc., together with its wholly-owned subsidiary Russel Acquisition Inc., dated May 14, 2003*
3.	Letter of Transmittal for Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel Inc./Acier Leroux inc., and instructions thereto, accompanying the Offers to Purchase*
4.	Notice of Guaranteed Delivery for deposit of Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel Inc./Acier Leroux inc., accompanying the Offers to Purchase*

*Previously furnished to the Securities and Exchange Commission on Form CB on May 16, 2003.

(b) Not Applicable

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offers to Purchase.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

(1) Information Not Required to be Sent to Security Holders:

(a) Press Release Issued by Russel Metals Inc., dated April 15, 2003*

(b) Securities Acquisition (Early Warning Report) filed with SEDAR on April 16, 2003 by Russel Metals Inc.*

(c) Material change report of Russel Metals Inc. dated April 23, 2003 in respect of the announcement of the Offers*

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents:

(a) Annual Information Form of Russel Metals Inc. dated May 9, 2003*

(b) Management Information Circular of Russel Metals Inc. dated March 3, 2003 prepared in connection with the annual meeting of shareholders of Russel Metals Inc. held on April 24, 2003 (other than the sections thereof entitled "Executive Remuneration – Composition of the Management Resources and Compensation Committee", "– Report of the Compensation Committee with Respect to Executive Compensation" and "– Performance Graph" and "Statement of Corporate Governance Practices")*

(c) Comparative audited consolidated financial statements of Russel Metals Inc. and the notes thereto for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 28 through 44 of the 2002 Annual Report of Russel Metals Inc., and management's discussion and analysis of financial results found at pages 14 through 27 thereof*

(d) Comparative unaudited consolidated financial statements of Russel Metals Inc. and the notes thereto for the fiscal quarters ended March 31, 2003 and 2002, together with management's discussion and analysis of financial results found at pages 3 and 8 of Russel Metals Inc.'s first quarter report in respect of the quarter ended March 31, 2003*

(e) Material change report of Russel Metals Inc. dated April 23, 2003 in respect of the announcement of the Offers (included as Exhibit (1) (c) to Part II hereof)*

(f) Audited consolidated financial statements of Leroux Steel Inc. and the notes thereto as at and for the fiscal year ended November 2, 2002, together with the report of the auditors thereon, found at pages 17 through 35 of the 2002 Annual Report of Leroux*

(g) Financial information as at and for the fiscal year ended November 3, 2001 as contained in the audited consolidated financial statements of Leroux Steel Inc. and the notes thereto as at and for the fiscal year then ended, together with the report of the auditors thereon, found at pages 20 through 35 of the 2001 Annual Report of Leroux Steel Inc.*

(h) Comparative unaudited consolidated balance sheet of Leroux Steel Inc. as at February 1, 2003 and the comparative unaudited consolidated income statements, statements of retained earnings and statements of cash flows of Leroux Steel Inc. for the fiscal quarters ended February 1, 2003 and February 2, 2002, in each case together with the notes thereto, as set forth in Leroux Steel Inc.'s first quarter report in respect of the quarter ended February 1, 2003*

(i) Comparative unaudited consolidated balance sheet of Leroux Steel Inc. as at May 3, 2003 and the comparative unaudited consolidated statements of loss, statements of retained earnings and statements of cash flows of Leroux Steel

Inc. for the fiscal quarters and 6-month periods ended May 3, 2003 and May 4, 2002, in each case together with the notes thereto, as set forth in Leroux Steel Inc.'s second quarter report in respect of the quarter ended May 3, 2003**

*Included as an exhibit to Form CB previously furnished to the Securities and Exchange Commission on May 16, 2003.
**Included herewith.

(3) Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

A Form F-X was filed by each of Russel Metals Inc. and Russel Acquisition Inc. concurrently with the furnishing of Form CB on May 16, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUSSEL METALS INC.

By: /s/ Edward M. Siegel, Jr.
(Signature)

Edward M. Siegel, Jr., President and Chief Executive Officer
(Name and Title)

July 3, 2003
(Date)

RUSSEL ACQUISITION INC.

By: /s/ Edward M. Siegel, Jr.
(Signature)

Edward M. Siegel, Jr., President and Chief Executive Officer
(Name and Title)

July 3, 2003
(Date)

PART II

Exhibit (2)(i)

CONSOLIDATED STATEMENTS OF LOSS

(in thousands of dollars, except per-share data / unaudited)

	QUARTERS ENDING		6 PERIODS ENDING	
	May 3, 2003	May 4, 2002	**May 3, 2003**	May 4, 2002
Sales	$ **107,713**	$ 126,711	$ **215,767**	$ 244,088
Cost of sales and expenses				
Cost of sales and operating expenses	**109,044**	124,141	**215,787**	240,137
Interest on long-term debt and on convertible debentures	**436**	922	**885**	1,730
Other interests	**1,506**	1,303	**2,949**	2,890
Amortization of capital assets	**1,618**	2,112	**3,401**	4,200
Amortization of goodwill	**-**	47	**-**	94
Amortization of deferred charges	**205**	22	**395**	45
	112,809	128,547	**223,417**	249,096
Loss before income taxes and other items	**(5,096)**	(1,836)	**(7,650)**	(5,008)
Income taxes	**(954)**	(598)	**(1,176)**	(1,845)
Loss before other items	**(4,142)**	(1,238)	**(6,474)**	(3,163)
Non-controlling interest	**159**	196	**205**	242
Net loss	$ **(3,983)**	$ (1,042)	$ **(6,269)**	$ (2,921)
Net loss per share				
Basic	$ **(0.42)**	$ (0.13)	$ **(0.68)**	$ (0.35)
Fully diluted (Note 1)	$ **(0.42)**	$ (0.13)	$ **(0.68)**	$ (0.35)
Average number of shares outstanding during the period	**10,469,013**	10,469,013	**10,469,013**	10,469,013

Note 1: The securities that could potentially dilute basic earnings per share in future, but that were not considered in the diluted loss per share since they were anti-dilutive on May 3, 2003 and May 4, 2002, are the convertible debentures and the stock options.



LEROUX

Second quarter ended May 3, 2003

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars / unaudited)

	As at May 3, 2003	As at November 2, 2002
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ **2,952**	$ 3,650
Accounts receivable	**81,871**	103,287
Inventories	**97,106**	97,486
Income taxes receivable	**6,095**	6,483
Prepaid expenses	**2,149**	1,972
Current portion of investment	**12**	12
	190,185	212,890
Investment	**420**	427
Capital assets	**86,305**	88,737
Future income taxes	**12**	12
Goodwill, at amortized cost	**1,500**	1,500
Deferred charges, at amortized cost	**1,694**	2,108
Other assets, at cost	**185**	226
	$ **280,301**	$ 305,900
LIABILITIES		
CURRENT LIABILITIES		
Bank overdraft	$ **1,268**	$ 574
Bank loans	**90,737**	90,671
Accounts payable	**43,233**	58,765
Future income taxes	**74**	74
Current portion of debt component of the convertible debentures	**1,158**	1,092
Current portion of long-term debt	**21,881**	6,669
	158,351	157,845
Long-term debt	**611**	18,442
Future income taxes	**2,425**	2,815
Non-controlling interest	**1,801**	2,066
Debt component of the convertible debentures	**1,645**	2,249
	164,833	183,417
SHAREHOLDERS' EQUITY		
Share capital	**34,774**	34,774
Convertible debentures	**18,529**	17,468
Cumulative translation adjustment	**1,973**	2,932
Retained earnings	**60,192**	67,309
	115,468	122,483
	$ **280,301**	$ 305,900

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars / unaudited)

	QUARTERS ENDING		6 PERIODS ENDING	
	May 3, 2003	May 4, 2002	**May 3, 2002**	May 4, 2002
Balance, beginning of period	$ **64,599**	$ 72,930	$ **67,309**	$ 75,205
Net loss	**(3,983)**	(1,042)	**(6,269)**	(2,921)
Accretion of equity component of the convertible debentures (less income taxes of $200 / $173 in 2002)	**(424)**	(395)	**(848)**	(791)
Balance, end of period	$ **60,192**	$ 71,493	$ **60,192**	$ 71,493

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 of the consolidated financial statements for the year ended November 2, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended November 2, 2002 of Leroux Steel Inc.'s 2002 Annual report.

Effective November 3, 2002, the Company adopted the *CICA Handbook* section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to reduce net loss by $94,000 for the 6 periods ended May 3, 2003, and have no impact on earnings per share.

NEW STANDARD EFFECT ON NET LOSS
(in thousands of dollars / unaudited)

	6 PERIODS ENDING	
	May 3, 2003	May 4, 2002
Net loss including amortization of goodwill (former basis)	**$ (6,363)**	$ (2,921)
Addback amortization of goodwill	**94**	94
Net loss (new basis)	**$ (6,269)**	$ (2,827)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars / unaudited)

	QUARTERS ENDING		6 PERIODS ENDING	
	May 3, 2003	May 4, 2002	**May 3, 2003**	May 4, 2002
Operating activities				
Net loss	**$ (3,983)**	$ (1,042)	**$ (6,269)**	$ (2,921)
Items not affecting cash and cash equivalents:				
Amortization	**1,831**	2,190	**3,812**	4,356
Non-controlling interest	**(171)**	(196)	**(217)**	(242)
Future income taxes	**(257)**	(317)	**(390)**	(902)
Loss (Gain) on disposal of capital assets	**22**	(19)	**(5)**	(26)
	(2,558)	616	**(3,069)**	265
Net change in non-cash working capital items	**(8,643)**	3,301	**4,983**	14,068
	(11,201)	3,917	**1,914**	14,333
Investing activities				
Reimbursement of a mortgage	**4**	3	**7**	6
Acquisition of capital assets	**(930)**	(1,966)	**(1,969)**	(3,141)
Proceeds from disposal of capital assets	**76**	144	**369**	151
Acquisition of other assets	**-**	-	**-**	(108)
	(850)	(1,819)	**(1,593)**	(3,092)
Financing activities				
Changes in bank loans	**16,229**	6,105	**1,054**	(8,081)
Increase in long-term debt	**-**	-	**-**	197
Repayment of long-term debt	**(2,033)**	(3,530)	**(2,348)**	(3,973)
Deferred financing expenses	**(93)**	-	**(102)**	-
Payments on convertible debentures, net of interest expense	**(162)**	(141)	**(325)**	(283)
	13,941	2,434	**(1,721)**	(12,140)
Effect of exchange rate changes on cash	**(79)**	(44)	**8**	(29)
Cash and cash equivalents increase (decrease)	**1,811**	4,488	**(1,392)**	(928)
Cash and cash equivalents, beginning of period	**(127)**	(4,706)	**3,076**	710
Cash and cash equivalents, end of period	**$ 1,684**	$ (218)	**$ 1,684**	$ (218)
Cash flows include the following items:				
Interest paid	**$ 2,204**	$ 2,059	**$ 3,907**	$ 4,801
Income taxes paid (recovered)	**$ 1,891**	$ (1,409)	**$ (477)**	$ 268